Exhibit 99.2

McCann FitzGerald LLP
Riverside One
Sir John Rogerson's Quay
Dublin 2
D02 X576

Tel: +353-1-829 0000
Email: inquiries@mccannfitzgerald.com
Dx 31 Dublin
www.mccannfitzgerald.com

MCCANN FITZGERALD

OUR REF	YOUR REF	DATE
BPQ/GWS/63515384		7 September 2023

MariaDB plc
70 Sir John Rogerson's Quay,
Dublin 2, Dublin,
D02 R296

Theodore Wang
950 Third Avenue 25th Floor
New York
New York, United States

Alexander Byangmahn Suh
2216 N Quince Way
Upland, United States

Jurgen Gino Alberic Ingels
Clemenceaustraat
177a
Sint-Kat Waver, Belgium

Harold Ross Berenson
11300 Tango Trail
Parker, United States

Christine Ann Russell
17165 Pine Avenue
Los Gatos, United States

Paul Augustine O'Brien
3222 Belvedere Court
Pleasanton, United States

Private and Confidential
Urgent
Our Clients Runa Capital II (GP), Runa Capital Fund II, L.P., Runa Capital Opportunity I (GP), Runa Capital Opportunity Fund I, L.P. and Runa Ventures I Limited

Dear MariaDB PLC and each of its Directors:

We act for Runa Capital II (GP), Runa Capital Fund II, L.P., Runa Capital Opportunity I (GP), Runa Capital Opportunity Fund I, L.P., and Runa Ventures I Limited (collectively "**Runa**"). As you know, Runa is a substantial shareholder in Maria DB PLC (the "**Company**") and has been engaged in ongoing good faith negotiations regarding providing financing to the Company. Runa was recently and abruptly informed that the Company is pursuing an alternative equity financing that will result in substantial and damaging dilution to the Company and its shareholders. We have been

Stephen Holst (Managing Partner), Catherine Deane (Chair), Roderick Bourke, Niall Powderly, Kevin Kelly, Hilary Marren, Eamonn O'Hanrahan, Helen Kilroy, Judith Lawless, James Murphy, David Lydon, David Byers, Colm Fanning, Paul Lavery, Alan Fuller, Michelle Doyle, Hugh Beattie, Fergus Gillen, Valerie Lawlor, Mark White, Rosaleen Byrne, Eamon de Valera, Joe Fay, Ben Gaffikin, Donal O Raghallaigh, Barrett Chapman, Mary Brassil, Audrey Byrne, Shane Fahy, Georgina O'Riordan, Adrian Farrell, Michael Murphy, Aidan Lawlor, Darragh Murphy, Brian Quigley, Conor O'Dwyer, Stephen FitzSimons, David Hurley, Philip Murphy, Fiona O'Beirne, Garreth O'Brien, Gary McSharry, Alan Heuston, Josh Hogan, Richard Leonard, Rory O'Malley, Lisa Smyth, Brendan Slattery, Tom Dane, Catherine Derrig, Megan Hooper, Shane Sweeney, Adam Finlay, Iain Ferguson, Jennifer Halpin, Stuart McCarron, Stephen Proctor, Michael Coonan, Emily Mac Nicholas, Brendan Murphy, Shane O'Brien, Éamon Ó Cuív, Eleanor Cunningham, Gill Lohan, Ciara Ryan, Niall Best, Richard Gill, Douglas McMahon, Laura Treacy, Laura Deignan, Stephen Fuller, Niall McDowell, John Neeson, David O'Dea, Orlaith Sheehy, Sean Carr, Morgan Dunne, Donal Hamilton, Ian Payne, Bébhinn Bollard, Amy Brick, Jamie McGee, Ruairí Stewart. **Consultants:** Catherine Austin, Deirdre Barnicle, Seán Barton, Eleanor MacDonagh (FCA), Terence McCrann, Anna Moran, Peter Osborne, Tony Spratt (ACA). **Company Secretarial and Compliance Services:** Ray Hunt.

DUBLIN • BRUSSELS • LONDON • NEW YORK

BPQ/GWS/63515384 Page 2/4 instructed by Runa to write to the Company and to each of you as its directors regarding your decision to pursue this highly dilutive equity financing, which Runa believes will irreparably damage the Company and prejudice the investments which Runa and other shareholders have made in the Company, in circumstances where other financing alternatives are available that are more favorable to the Company and its shareholders. Subject to anything arising out of the urgent clarification sought in this letter, Runa is therefore determined to prevent the Company from engaging in this highly dilutive equity financing in the interests of the Company and its shareholders. Moreover, our client understands that the proposed highly dilutive equity financing will result in a change of control by reason of its dilutive effect (whether immediately or in the very short term) which would require the approval of shareholders under New York Stock Exchange listing rules. In fact, it appears that the financing may well have been structured to avoid the outward appearance of an immediate change of control and the input from shareholders which this would require under applicable rules. The rash and uninformed attempt to conclude this transaction is all the more surprising in light of the lengthy and detailed engagement with our clients which resulted in multiple offers to finance the Company on terms which would not lead to a change of control, and which would therefore significantly protect existing shareholders interests. In those discussions Runa received assurances from management regarding not being used as a stalking horse. However, based on the recent actions taken by the Board, our client believes it was misled and it has incurred significant costs pursuing a transaction with the Company that the Company never intended to pursue. Pending receipt of the detailed information as set out below, and to which our client is fully entitled by law, we should point out that the representations given (assuming what our client has now been told is correct) were at best misleading. Our client is entitled to know by whom and when the third party transaction was introduced to the Company. As described above the dilutive financing would, if consummated, irrevocably, impermissibly, and seriously damage the interests of shareholders. It may be that the directors believe that individual steps in the proposed transaction are not unlawful, but it is clear that the combined effect including where the transaction would result in a change of control, disregards the interests of shareholders, and is not in the best interests of the Company and is unlawful. In addition, it is apparent that, having regard to the alternative transaction available of which the Board is fully aware, the contemplated financing in question is contrary to the best interests of the Company. Our clients’ financing proposal is, as the directors know, very significantly less dilutive of existing shareholders’ position. Based on the information we have, we believe the dilution which the contemplated financing would give rise to would amount to a clear case of oppression of our client as a minority shareholder within the meaning of Section 212 of the Companies Act 2014. That is so as it appears (subject to any clarification you now provide) that the contemplated transaction would in practice undoubtedly amount to a de facto change of control of the Company, without a vote or consultation with existing shareholders or the right for existing shareholders to participate pro rata, where viable and preferable alternatives are available to the Company. Thus, as noted, it does not seem to us or to our client that this transaction, as we understand it, is (or could possibly be) in the best interests of the Company and we note that as directors of the Company, you have duties, including duties of skill and care and extensive fiduciary duties.

BPQ/GWS/63515384 Page 3/4 Absent your swift and satisfactory response to all of the matters set out in this letter, based on what our clients have been told, we are instructed to take all necessary steps to protect their rights and the rights of other shareholders, to include (without limitation) the right to seek relief from oppression and/or to pursue directors personally in respect of any breach of directors' duties which is ultimately established. Our client has also engaged McDermott Will & Emery as U.S. counsel to separately analyze and pursue potential claims under the Securities Exchange Act of 1934 and the rules and regulations of the New York Stock Exchange. The Company’s current financial position is of course a consequence of the manner in which the Company’s business has been conducted in the recent past by the Board and in respect of which our client fully reserves its rights. This proposed highly dilutive equity financing is an additional wrong step made by the Board. As you know, the Company’s ‘de-SPAC’ transaction was entered into over our clients’ objections, and has resulted in the destruction of very significant shareholder value, such that the value of Runa’s shares and of the shares of other shareholders has declined by over 86% in less than a year. Despite this abysmal performance and clear warning signs, the Company continues to operate without proper governance and without exploring options to preserve stockholder value. We continue to take instructions regarding this and our client’s enquiries in this regard are ongoing. We note however, as the market capitalization of the Company is now around $35 million, rather than embarking on another massively dilutive financing, as appears to be intended, our client believes that the Board’s duties require it to pursue more appropriate strategic alternatives. Our client urges the Board to take immediate steps to improve the Company’s performance and to protect the investment that Runa and other shareholders have made in the Company. We understand that the contemplated dilutive financing may be implemented in early course. Our clients therefore require that by 5pm Irish time on Monday, 11 September 2023, the Company and/or each of you please: 1. Provide full details of the contemplated financing, including any term sheet, heads of terms, or similar document, and all proposed transactional documents, including drafts thereof. 2. Explain how the counter-party to the contemplated financing was introduced to the Company and provide full details of all negotiations and copies of all correspondence with the counter-party. 3. Clarify whether any of the directors or any related party within the meaning of Section 220 of the Companies Act 2014 or any affiliated person is connected with the Counterparty and provide full details of any such relationship. Please also undertake that the Company will not enter into any commitment relating to the contemplated financing without giving our clients 14 days’ notice of its intention to do so. Unless the foregoing information and commitment is forthcoming, we reserve our clients’ right to seek injunctive relief without further notice to the Company or to you. Please confirm what firms of Irish solicitors have authority to accept service on behalf of the Company and each of the directors, noting that the interests of the Company and directors are not aligned in this context. If you do not do so, any proceedings which may be necessary or appropriate will be served directly but we do hope that will not be necessary.

BPQ/GWS/63515384 Page 4/4 Please note that our client reserves all rights to pursue any and all remedies against the Company and its directors, whether under Irish law or the laws and regulations of the United States of America and U.S. Securities & Exchange Commission. This letter may be relied on to seek the costs of and incidental to any proceedings which may be necessary. As above, we await your detailed response by 5pm Monday 11 September next. Yours faithfully McCann FitzGerald LLP